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CUSIP No. 29268T102

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                                (AMENDMENT NO. 7)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Energy Focus, Inc.

                                (Name of Issuer)

                         Common Stock, par value $0.0001

                         (Title of Class of Securities)

                                    29268T102

                                 (CUSIP Number)

                               Joseph P. Bartlett
        The Law Offices of Joseph P. Bartlett, A Professional Corporation
                             17050 Sunset Blvd., # D
                           Pacific Palisades, CA 90272
                                 (310) 584-1234

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                October 30, 2009
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         David Gelbaum, Trustee, The Quercus Trust
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (A)      /X/

         (B)      / /
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)

         PF
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         U.S.
--------------------------------------------------------------------------------
                           (7)      Sole Voting Power
                                    -0-

Number of Shares           (8)      Shared Voting Power
Beneficially Owned                  3,636,226 (1)
by Each Reporting
Person With                (9)      Sole Dispositive Power
                                    -0-

                          (10)      Shared Dispositive Power
                                    3,636,226 (1)
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         3,636,226 (1)
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)         / /
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         24.1% (1)
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN
--------------------------------------------------------------------------------

-------------------------
(1) See Item 5(a) of this Amendment No. 7 for a more detailed explanation of the beneficial ownership and percentage of beneficial ownership of the Reporting Persons with respect to the shares of Common Stock of the Issuer.


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(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Monica Chavez Gelbaum, Trustee, The Quercus Trust
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (A)      /X/

         (B)      / /
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)

         PF
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         U.S.
--------------------------------------------------------------------------------
                           (7)      Sole Voting Power
                                    -0-

Number of Shares           (8)      Shared Voting Power
Beneficially Owned                  3,636,226 (1)
by Each Reporting
Person With                (9)      Sole Dispositive Power
                                    -0-

                          (10)      Shared Dispositive Power
                                    3,636,226 (1)
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         3,636,226 (1)
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)         / /
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         24.1% (1)
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN
--------------------------------------------------------------------------------

-------------------------
(1) See Item 5(a) of this Amendment No. 7 for a more detailed explanation of the beneficial ownership and percentage of beneficial ownership of the Reporting Persons with respect to the shares of Common Stock of the Issuer.

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         The Quercus Trust
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (A)      /X/

         (B)      / /
--------------------------------------------------------------------------------
(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         U.S.
--------------------------------------------------------------------------------
                           (7)      Sole Voting Power
                                    -0-

Number of Shares           (8)      Shared Voting Power
Beneficially Owned                  3,636,226 (1)
by Each Reporting
Person With                (9)      Sole Dispositive Power
                                    -0-

                          (10)      Shared Dispositive Power
                                    3,636,226 (1)
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         3,636,226 (1)
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)         / /
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         24.1% (1)
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO
--------------------------------------------------------------------------------


-------------------------
(1) See Item 5(a) of this Amendment No. 7 for a more detailed explanation of the beneficial ownership and percentage of beneficial ownership of the Reporting Persons with respect to the shares of Common Stock of the Issuer.


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Item 1.

         This Amendment No. 7 to Schedule 13D (this "Amendment No. 7") amends and restates, where indicated, the statement on Schedule 13D relating to the common stock, par value $0.0001 per share, of the Issuer ("Common Stock"), filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (collectively, the "Reporting Persons") with the Securities and Exchange Commission (the "SEC") on August 31, 2007 and prior amendments thereto (collectively, the "Prior Schedules"). Capitalized terms used in this Amendment No. 7 but not otherwise defined herein have the meanings given to them in the Prior Schedules. Except as otherwise set forth herein, this Amendment No. 7 does not modify any of the information previously reported by the Reporting Persons in the Prior Schedules.

Item 5.  Interest in Securities of the Issuer

         (a) As of the date of this Amendment No. 7, the Reporting Persons own the following securities of the Issuer:

             (i) 3,636,226 shares of Common Stock, accounting for 24.1% of the total outstanding shares of Common Stock as reported in the Issuer's 10-Q filed with the SEC on 8/13/09;

             (ii) Warrant to purchase up to 1,560,062 shares of Common Stock (the "Warrant"), which contains a restriction which currently prohibits the Reporting Persons from exercising the Warrant to the extent the Reporting Persons would, after such exercise, be beneficial owners of in excess of 19.9% of the total outstanding shares of Common Stock, after giving effect to such exercise;

             (iii) Option awarded on 2/26/09 to purchase 10,000 shares of Common Stock at an exercise price of $1.05 per share, which (x) expires on earlier of 2/26/19 or 2 months after David Gelbaum ceases to serve as a director of the Issuer and (y) vests in twelve equal monthly installments beginning on the first month after the award and becoming fully exercisable on 2/26/10 (the "February Option"); and

             (iv) Option awarded on 6/24/09 to purchase 15,000 shares of Common Stock at an exercise price of $0.60 per share, which (x) expires on earlier of 6/24/19 or 2 months after David Gelbaum ceases to serve as a director of the Issuer and (y) vests in twelve equal monthly installments beginning on the first month after the award and becoming fully exercisable on 6/24/10 (the "June Option" and together with the February Option, collectively, the "Options").

             Because of the limitation on exercise of the Warrant described above, in accordance with Rule 13D, the Reporting Persons do not beneficially own the shares of Common Stock underlying the Warrant. Therefore, in calculating beneficial ownership and percentage of beneficial ownership in accordance with Rule 13D, the Reporting Persons shall be deemed beneficial owners of the sum of
(1) 3,636,226 shares of Common Stock representing 24.1% of the total outstanding shares of Common Stock and (2) that certain number of vested shares of Common Stock underlying the Options as of the date hereof (collectively, the "Quercus Beneficial Ownership").

         (b) The Reporting Persons have shared voting and dispositive power with respect to the Quercus Beneficial Ownership. Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the Quercus Beneficial Ownership.

         (c) On October 30, 2009, the Reporting Persons exercised their right to purchase 933,334 shares of Common Stock for a total purchase price of $700,000 in connection with that certain common stock rights offering made by the Issuer, as announced and the terms of which are described in the Issuer's Form 8-Ks filed with the SEC on 10/2/09 and 11/2/09.

         (d) Not applicable.

         (e) Not applicable.


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Item 6.  Contracts, Arrangements, Understandings or Relationships With
         Respect to Securities of the Issuer

         Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum's Attorney-In-Fact.

Item 7.  Material to Be Filed as Exhibits

         Exhibit A:  Agreement Regarding Joint Filing of Amendment No. 7 to
                     Schedule 13D.

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SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.


Dated: November 3, 2009         /s/ David Gelbaum
                                -----------------------------------------------
                                David Gelbaum, Co-Trustee of The Quercus Trust



                                /s/ David Gelbaum,  As Attorney-in-fact for
                                Monica Chavez Gelbaum
                                -----------------------------------------------
                                Monica Chavez Gelbaum, Co-Trustee of The
                                Quercus Trust


                                /s/ David Gelbaum
                                -----------------------------------------------
                                The Quercus Trust, David Gelbaum, Co-Trustee
                                of The Quercus Trust

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CUSIP No. 29268T102


                                    EXHIBIT A

       AGREEMENT REGARDING JOINT FILING OF AMENDMENT NO. 7 TO SCHEDULE 13D



         The undersigned agree that the Amendment No. 7 to Schedule 13D with respect to the Common Stock of Energy Focus, Inc. is a joint filing being made on their behalf.


Dated: November 3, 2009         /s/ David Gelbaum
                                -----------------------------------------------
                                David Gelbaum, Co-Trustee of The Quercus Trust



                                /s/ David Gelbaum,  As Attorney-in-fact for
                                Monica Chavez Gelbaum
                                -----------------------------------------------
                                Monica Chavez Gelbaum, Co-Trustee of The
                                Quercus Trust


                                /s/ David Gelbaum
                                -----------------------------------------------
                                The Quercus Trust, David Gelbaum, Co-Trustee
                                of The Quercus Trust